Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

November 22, 2021

Katherine Hsu, Esq.
Office Chief
Division of Corporate Finance
Office of Structured Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3

Dear Ms. Hsu:

Today, Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to file a new registration statement on Form SF-3 to replace the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-228375), declared effective on December 20, 2018 (the “Prior Registration Statement”) prior to the required compliance date.

If you require any additional information, please feel free to call me at (704) 348-5149.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

Henry A. LaBrun Tel (704) 348-5149 Fax +1 (704) 348-5200 Henry.LaBrun@cwt.com